40-206A

803-00219

File No. [ ]-[ ]

As filed with the Securities and Exchange Commission on October 24, 2013

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER
UNDER SECTION 206A
OF THE INVESTMENT ADVISERS ACT OF 1940

of

CRESCENT CAPITAL GROUP, LP

1100 Santa Monica
Blvd. Suite 2000
Los Angeles, CA 90025

SEC
Mail Processing
Section
NOV 01 2013
Washington DC
400

Copies of all Communications and Orders to:

George Hawley, Esq.
General Counsel
Crescent Capital
Group, LP
1100 Santa Monica
Blvd. Suite 2000
Los Angeles, CA
90025

Carl A. de Brito, Esq.
Dechert LP
1095 Avenue of the
Americas
New York, NY 10036

Edward L. Pittman Esq.
Dechert LP
1900 K Street, NW
Washington, DC 20006

Application for an Order pursuant to Section 206A of the Investment Advisers Act of 1940, as amended, and Rule 206(4)-5(e) thereunder, exempting Crescent Capital Group, LP from Rule 206(4)-5(a)(1) promulgated under Section 206(4) of the Investment Advisers Act of 1940.

This Application, including Exhibits, consists of 34 pages. The exhibit index appears on page 16.

17055747.BUSINESS

13015478

I. INTRODUCTION

Crescent Capital Group, LP, ("Applicant"), hereby applies to the Securities and Exchange Commission (the "Commission") for an Order pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "Act"), and Rule 206(4)-5(e) promulgated under Section 206(4) of the Act, based on the facts and circumstances described in this Application. Section 206A of the Act grants the Commission the authority to "conditionally or unconditionally exempt any person or transaction . . . from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]." Rule 206(4)-5(e) enumerates factors that the Commission will consider in granting an exemption from the provisions of the Rule 206(4)-5 ("Rule").

As more fully described in this Application, Applicant respectfully submits that the exemption applied for herein, in light of the particular and unique facts and circumstances set forth, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

II. THE APPLICANT

Applicant (IARD No: 153966) is an investment adviser registered with the Commission under the Act. Rule 206(4)-5 of the Act is a prophylactic rule that applies to Applicant and other advisers which is intended, among other things, to prevent the use of political contributions as a means to improperly influence the award, retention, or negotiation of advisory contracts with government entities, including public pension plans.[1]

Applicant provides investment advisory services to two private equity funds formed in 2006 and 2008, TCW/Crescent Mezzanine Partner L.P., IV ("Fund IV") and TCW/Crescent Mezzanine Partners V, L.P. ("Fund V", and together with Fund IV, "Funds IV and V" or "Funds"), as well as additional funds.[2] The Funds make long-term investments in private companies and other illiquid assets. Investors in Funds IV and V are large institutions, including public pension plans that fall within the definition of a "government entity" in Rule 206(4)-5(f)(5). Under the terms of the governing documents of Funds IV and V, investors are not permitted by contract to withdraw their investments, except under extraordinary circumstances, for a period of ten years following the date of the investment (2016 or 2018 for Fund IV and Fund V, respectively).

III. BACKGROUND

Applicant is applying to the Commission for an Order under Section 206A of the Act, and Rule 206(4)-5(e), seeking an exemption from the restrictions on receipt of advisory compensation under Rule 206(4)-5(a)(1) in connection with the Contribution (as defined below). The facts and circumstances that support Applicant's request are set forth below.

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[1] *Political Contributions by Certain Investment Advisers*, 75 Fed. Reg. 41018 (July 14, 2010) ("Adopting Release").

[2] The Funds IV and V are "covered investment pools" as defined in subsection (f)(3) of the Rule.

A managing partner of Applicant, who is a "covered associate" as defined in Rule 206(4)-5(f)(2) ("Contributor")[3], was solicited to make a contribution to the "exploratory committee" ("Committee")[4] of an individual ("Candidate") who indicated that he was considering running for elective office ("Office").[5] At that time, the communication from the Committee, as well the Committee's website and other published information, referred consistently to its "exploratory" nature. Despite the label used in connection with the campaign solicitation, and unbeknownst to the Contributor, however, the Committee already had been required under local law to file as a campaign committee with the local election commission.

The Contributor frequently has been solicited for, and made, political contributions in the past. He was contacted several times to make a contribution to the Committee, which he declined. In June 2011, a colleague in the same industry, unrelated to Applicant, contacted him directly and requested a contribution to the Committee. In response to this particular appeal, the Contributor agreed to make a single contribution, which was in the form of a credit card payment of $1,000 to the Committee.[6] Despite the title of the Committee, Applicant concedes that the payment made by the Contributor was a "contribution" as defined in Rule 206(4)-5(f)(1) of the Rule ("Contribution").[7]

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[3] The Contributor was Jean Marc Chapus.

[4] The Committee was titled "Austin Beutner for Los Angeles Mayor 2013 Exploratory Committee."

[5] The campaign was for Mayor of Los Angeles in 2013.

[6] The Contributor received an e-mail confirmation on June 10, 2011 that the Contribution was received and recorded. For purposes of this request, we regard June 10, 2011 as the date the Contribution was made.

[7] The definition of "official" in subsection (f)(6) also includes an "election committee".

Since the date of the Contribution, over two years ago, the Candidate announced that he would not seek the Office and withdrew from the campaign prior to the election. Even though the Candidate did not hold the Office at the time of the Contribution, and withdrew his candidacy, the office that he was seeking is entitled to appoint members of the board of a public pension plan ("Plan")[8] that is a minority investor in Funds IV and V. These board members can influence the selection of advisers to the Plan. Thus, both with respect to the Plan, and certain other plans to which the Official is able to appoint members of the board ("Related Plans"), the Candidate is considered an "Official" for purposes of the Rule.

IV. REQUEST FOR ORDER EXEMPTING APPLICANT FROM RULE 206(4)-5(a)(1)

A. Applicable Law

Section 206 of the Act is a general antifraud provision applicable to all investment advisers. Section 206(4) of the Act prohibits investment advisers from "engag[ing] in any act, practice, or course of business which is fraudulent, deceptive, or manipulative." Section 206(4) provides that the Commission shall "by rules and regulations define, and prescribe means reasonably designed to prevent, such acts, practices, and courses of business as are fraudulent, deceptive, or manipulative."

B. Applicant's Legal Analysis

The Commission stated in the Adopting Release that it was adopted under Section 206 of the Act as a means to protect public pension plans and other

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[8] The Plan, the Los Angeles City Employees' Retirement System, is a "government entity" as defined in subsection (f)(5) of the Rule.

government entities from advisers who might use political contributions as a means to improperly influence the decisions of government officials relating to the award, retention, or negotiation of an advisory contract.[9] When political contributions influence the selection of investment advisers, they reduce competition among advisers based on merit and may be harmful to retirees and other stakeholders in public pension plans. The Commission noted that, among other things, that investment advisers selected for reasons other than merit potentially may provide inferior management, leading to diminished returns, or greater losses for the public pension plan.[10]

As a prophylactic measure to prevent pay to play practices, Rule 206(4)-5(a)(1) makes it unlawful for an investment adviser to receive compensation for providing advisory services to a government entity during a "cooling off" period of two years following a political contribution to an official of a government entity by the investment adviser or any covered associate ("Time Out Period"). The limitation on receipt of compensation also applies to advisers, including Applicant, who manage the assets of covered investment pools, such as the Funds.[11]

There are conditional exceptions in Rule 206(4)-5(b)(1) and (b)(3) for *de minimis* and returned contributions.[12] As an avenue for advisers to cure the consequences of an inadvertent contribution when a Time Out Period is unnecessary to

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[9] *See, e.g.*, Adopting Release at 41019.

[10] *See id.* at 41053.

[11] Although Applicant is compensated by Funds IV and V for its services, under subsection (c) of the Rule, Applicant is treated for purposes of the Rule as though it is providing, or is seeking to provide, services directly to the Plan.

[12] The Contribution exceeded the dollar limits under both exceptions.

achieve the intended purposes of the Rule, the Commission also expressly provided a means in Rule 206(4)-5(e) for advisers to seek exemptions from the Rule.

Rule 206(4)-5(e) enumerates factors the Commission will consider in determining whether or not to grant an exemptive request. These factors include, among other things, the extent to which the adviser already had implemented policies and procedures to prevent violations of the Rule, any steps taken by the adviser to recover the contribution and implement remedial measures, the apparent intent or motive for the contribution, and whether an exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Commission indicated in the Adopting Release that it "intend[ed] to apply these factors with sufficient flexibility to avoid consequences disproportionate to the violation, while effecting the policies underlying the rule."[13]

For the reasons set forth below, Applicant is requesting that the Commission grant an exemption from the provision of Rule 206(4)-5(a)(1) that will permit it to receive investment advisory fees attributable to the Plan's investment in the Funds that were earned during the Time Out Period.

C. Statement in Support of the Application

Applicant respectfully submits that the evidence presented herein supports an exemption from Rule 206(4)-5(a)(1) promulgated under Section 206(4) of the Act. Section 206A of the Act grants the Commission the authority to "conditionally or unconditionally exempt any person or transaction . . . from any

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[13] Adopting Release at 41049.

provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]." Applicant believes that exempting it from Rule 206(4)-5(a)(1) in connection with the Contribution is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

1. The Contribution was not made with the intention of improperly influencing an investment decision of the Plan. Rule 206(4)-5(e)(3), (e)(4), (e)(5), and (e)(6).

Applicant submits that the Contribution by the Contributor was made solely for the purpose of participating in the local election process, and was not intended to improperly influence any decision by the Plan. In this regard, Applicant notes that the Contributor resides in the community in which Official is running for office and is entitled to vote for the election for the Official. The Contributor had a history of making political contributions to candidates for elected office prior to adoption of the Rule. The Contribution was made by the Contributor only after a personal appeal by a business connection unrelated to Applicant.

The Contributor made no attempt to hide or disguise the source of the Contribution from the public, or to prevent the Applicant from learning of it after the fact. In addition, the Contributor did not solicit others to make similar contributions to the Official. The Contributor fully disclosed the source of the Contribution and the affiliation with Applicant on the contribution forms required by the local election commission.[14] In addition, the Contributor self-reported the Contribution to Applicant's chief compliance officer as part of Applicant's compliance survey. Moreover, the fees attributable to the Plan's investment in the Funds were placed in escrow during the Time Out Period, which now has expired.[15]

One of the chief purposes of the Rule was to prevent the selection or retention of advisors based on improper influence resulting from political contributions. As evident from the facts in this application, Applicant had an existing relationship with the Plan and its professional staff at the time of the Contribution. The Contribution was not intended to influence, and had no influence, on the selection of Applicant to provide any advisory services to the Plan, the retention of its services, or any fees associated with its services. The Plan's investments in Funds IV and V were made in 2006 and 2008, and Funds IV and V were closed to new investors for a substantial amount of time prior to the Contribution.

Current investors in Funds IV and V, including the Plan, have no withdrawal rights until ten years following the closing, except in extraordinary circumstances that are beyond control of either Applicant or the Plan. The Plan may only begin withdrawing investments in Funds IV and V in 2016 - a period now well beyond the Time Out Period.

The fee agreement also is between Applicant and Funds IV and V, and was fully disclosed to all investors, including the Plan. Applicant's fees were established at inception of Funds IV and V and are not subject to renegotiation during

[14] All information about the Contribution is available on the election commission's website and transparent to the public and officials of the Plan.

[15] The fees attributable to the Plan's investment in the Funds that were placed in escrow remain in escrow.

the term of the investment. Thus, while Applicant continued to provide relationship services to all investors in Funds IV and V during the Time Out Period, it did not engage in any new sales efforts involving those limited partnership interests in Funds IV and V, including any efforts designed to retain the investments in Funds IV and V or to renegotiate its fees.

Finally, Applicant notes that the Candidate has withdrawn from the election and no longer is seeking office. Moreover, because the Candidate was not an incumbent, and the date of the election was, at the time of the Contribution, almost 21 months away, the Official's ability to appoint members to the board of the Plan or otherwise influence their decisions only overlapped for three or four months of the 24 month Time Out Period, which now has expired. However, the Plan would still not have been able to withdraw its investments in Funds IV and V.

Applicant submits that the Contributor's residence in the election district; the committed nature of the Plan's investments in Funds IV and V; the existence of an ongoing relationship with the Plan; and the timing of the Contribution, demonstrate that neither Applicant nor the Contributor were motivated by economic incentives to make the Contribution, and were not attempting to improperly influence a decision by the Plan to select or retain Applicant.

2. <u>Applicant had adequate policies and procedures in place at the time of the Contribution; and acted promptly to seek return of the Contribution. Rule 206(4)-5(e)(2).</u>

Applicant was diligent in seeking to assure compliance with the Rule. Applicant was fully aware of the importance of the Rule and had developed policies and procedures to assure compliance with the Rule. These policies were reviewed by experienced outside counsel prior to the compliance date for the Rule, and were consistent with what Applicant believes were best practices. Applicant's written policies and procedures, for example, included a specific requirement for pre-clearance of all political contributions. They also provided for quarterly surveys of all covered associates that were designed, among other things, to assure that any unreported political contributions were detected by Applicant's compliance department in a timely fashion.

Training was provided to Applicant's employees, including the Contributor, that addressed the Rule and Applicant's own policies and procedures. The Contribution occurred only three months after the compliance date for the Rule on March 14, 2011. While the Contributor had received compliance training, he did not consider whether the Rule and Applicant's pre-clearance requirement also would have applied to political contributions made to exploratory committees. Therefore, he did not pre-clear the Contribution with Applicant as required under its policies.

Applicant first became aware of the Contribution one month following the date it was made when, as a result of a quarterly survey of political contributions conducted by its compliance department, the Contribution was reported by the Contributor. Upon learning of the Contribution, Applicant's chief compliance officer, with the cooperation of the Contributor, promptly contacted the Committee and recovered the Contribution. At the same time, Applicant sought advice from its outside counsel regarding the effect of the Contribution under the Rule, and created an escrow account to custody advisory fees for Funds IV and V that were attributable to the Plan.[16] The fees that Applicant otherwise would have earned during the Time Out Period remain in the escrow account. As noted earlier, because the Contribution was made in June of 2011, the Time Out Period now has expired.

Since the Contribution, Applicant has enhanced its training program by stressing the importance of its preapproval requirement. Moreover, it has highlighted in its training the fact that contributions to exploratory and other political committees are subject to its preapproval requirement, among other things. The Contributor and other employees of Applicant now have been advised, and are fully aware, of their responsibilities under its policies and procedures.

3. Application of the Rule's limitation on advisory compensation would result in disproportionate consequences to Applicant. Rule 206(4)-5(e)(1).

Applicant acknowledges that the Rule has a prophylactic purpose. In this instance, however, Applicant believes that imposing a limitation on the receipt of advisory compensation associated with the Plan's investment in the Funds would result in a disproportionate consequence to the Applicant that is not necessary to achieve the intended purposes of the Rule. Per its contractual agreement, the Plan's investments in Funds IV and V are committed for a fixed period of time due to the illiquid nature of the underlying assets. The contractual agreements between the Plan and Funds IV and V, which were entered into well before the Rule was proposed by the Commission, also do not have any provisions that would permit Applicant, or Funds IV and V, to cause

[16] In accordance with guidance provided in the Adopting Release, Applicant placed the compensation it otherwise would have received from the Plan in an escrow account pending approval of this exemptive request.

the Plan to withdraw as an investor, or for Applicant or Funds IV and V to replace the Plan by seeking any new investors. Thus, the Rule's purpose – combating *quid pro quo* arrangements between advisers and officials – could not be served here. Instead, the limitation on receipt of advisory compensation would cause Applicant to suffer a significant economic hardship in terms of lost fees attributable to the Plan during the Time Out Period, with no benefit to the public interest or the protection of investors.

Applicant believes that the harsh economic consequences it would suffer due to the limits on receipt of compensation under Rule 206(4)-5(a)(1) are disproportionate in light of the unique facts in this instance. Applicant particularly notes that the Contribution was made shortly after the compliance date for the Rule and that it had policies and procedures in place at the time of the Contribution that were reasonably designed to prevent violations of the Rule, and which ultimately resulted in Applicant's discovery of the Contribution and return of the Contribution by the Official. Applicant further contends that the Contribution was inadvertent, not motivated by any intention to improperly influence a decision by the Plan, or any related plans, could not have been so motivated because of the nature of the Plan's committed investments, and was not made in willful disregard for the requirements of the Rule or Applicant's policies and procedures. Moreover, Applicant submits that even if the Contribution had not been returned, it could not have influenced Applicant's selection or retention as adviser to Funds IV and V, or the continued investment of the Plan in Funds IV and V during the Time Out Period. Further, Applicant, including the Contributor, did not solicit the Plan (other than providing routine investor service information), or any Related Plan, to invest in new products offered by Applicant during the Time Out Period.

V. CONDITIONS

Applicant notes that, at this time, over two years have passed between the date of the Contribution and this application. Thus, the Time Out Period has expired. For this reason, Rule 206(4)-5 does not limit the ability of either Applicant or the Contributor to engage in further solicitations of the Plans or any other "government entity" client, or prospective client, for which the Candidate was an "official" as defined in Rule 206(4)-5(f)(6). Thus, Applicant does not believe that any further restrictions on the conduct of either itself or the Contributor are necessary.

VI. REQUEST FOR RELIEF

Applicant believes that an exemption under the circumstances described above is consistent with the purposes of the Act, as well as the Commission's policies reflected in the Rule.

Pursuant to Rule 0-4 of the rules and regulations under the Act, a form of proposed notice for the order of exemption requested by this Application is set forth as Exhibit A to this Application. On the basis of the foregoing, the Applicant submits that all the requirements contained in Rule 0-4 under the Act relating to the signing and filing of this Application have been complied with and that the Applicant, which has signed and filed this Application, is fully authorized to do so.

CRESCENT CAPITAL GROUP, LP

By: George P. Hawley
Name: George Hawley, Esq.
Title: General Counsel

EXHIBIT INDEX

A. Authorizations required pursuant to Rule 0-4(c).

B. Verification required pursuant to Rule 0-4(d).

C. Proposed Notice required pursuant to Rule 0-4(g).

EXHIBIT A

Pursuant to Rule 0-4 of the General Rules and Regulations under the Investment Advisers Act of 1940, the undersigned declares that the Application is signed on its behalf by an authorized officer of Crescent Capital Group, LP ("Crescent Capital"), pursuant to written consent of the General Partner of Crescent Capital, dated August 29, 2013, authorizing such an officer of Crescent Capital to execute and deliver such instrument in the name of and on behalf of Crescent Capital.

CRESCENT CAPITAL GROUP, LP

By: George F. Hawley
Name: George Hawley, Esq.
Title: General Counsel

Dated: October 24, 2013

Los Angeles, California

EXHIBIT B

STATE OF CALIFORNIA

:ss.:

COUNTY OF LOS ANGELES

George Hawley, Esq. in his capacity as an officer of Crescent Capital Group, LP, being duly sworn, deposes and says that he has duly executed the attached Application for an order pursuant to Section 206A of the Investment Advisers Act of 1940, and Rule 206(4)-5(e), dated October 24, 2013, for and on behalf of CRESCENT CAPITAL GROUP LP; that he is an authorized officer of Crescent Capital Group, LP; and that all action by Crescent Capital Group LP necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

George P. Hawley

Name: George Hawley, Esq.
Title: General Counsel

Subscribed and sworn to before me a Notary Public this ___ day of October, 2013

My commission expires ___

Please see attached certificate 10/24/13 T.S.

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)

☐ ~~See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)~~

X George F Hawley

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 24TH (Date) day of October (Month), 20 13 (Year), by

(1) George Hawley (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~

~~(and~~

~~(2)~~ (Name of Signer)

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.)~~

TATYANA SHCHIGLIK
Commission # 1998248
Notary Public - California
Los Angeles County
My Comm. Expires Dec 12, 2016

Place Notary Seal Above

Signature Tatyana Shchiglik
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Deposition

Document Date: 10/24/13 Number of Pages: One

Signer(s) Other Than Named Above: none

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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EXHIBIT C

SECURITIES AND EXCHANGE COMMISSION

[Release No. IA-xxxx]\[xx]

Crescent Capital Group, LP; Notice of Application

[DATE]

Agency: Securities and Exchange Commission ("SEC" or "Commission").

Action: Notice of application for an exemptive order under section 206A of the Investment Advisers Act of 1940 (the "Advisers Act") and rule 206(4)-5(e) thereunder.

Applicant: Crescent Capital Group, LP ("Applicant").

Relevant Advisers Act Sections: Exemption requested under section 206A of the Advisers Act and rule 206(4)-5(e) thereunder from Advisers Act rule 206(4)-5(a)(1).

Summary of Application: Applicant requests that the Commission issue an order under section 206A of the Advisers Act and rule 206(4)-5(e) thereunder, exempting it from Advisers Act rule 206(4)-5(a)(1), which makes it unlawful for an investment adviser to provide investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser.

Filing Date: The application was filed on October 23, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on [DATE] and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-1090. Applicant, Crescent Capital Group, LP, c/o George Hawley, Esq., 1100 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025.

For Further Information Contact: Melissa S. Gainor, Senior Counsel, or Sarah A. Buescher, Branch Chief, at 202-551-6787 (Office of Investment Adviser Regulation, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the SEC's Public Reference Branch, 100 F Street, NE, Washington, D.C. 20549-0102 (telephone (202) 551-5850).

Applicant's Representations:

1. Applicant is an investment adviser registered with the Commission under the Advisers Act that provides investment advisory services to private equity funds. Applicant presently advises, among others, two funds formed in 2006 and 2008, TCW/Crescent Mezzanine Partners IV, L.P. and TCW/Crescent Mezzanine Partners V, L.P. (respectively, "Fund IV" and "Fund V", and together,

the "Funds"). Private equity funds, such as Fund IV and Fund V, invest in private companies and other illiquid assets.

2. Most investors in private equity funds are large institutions, including state and local public pension plans, which are seeking long-term investments. One of the investors in both Fund IV and V is a public pension plan ("Plan").[1] Under the terms of the governing documents for Fund IV and Fund V, investors, including the Plan, are not permitted to withdraw their investment, except under extraordinary circumstances, for a period of ten years following the date of the investment (2016 with respect to Fund IV; and 2018 with respect to Fund V).

3. Shortly after the compliance date of the Rule, March 14, 2011 ("Compliance Date"), an officer of Applicant ("Contributor")[2] was solicited by colleagues within the same industry (unrelated to Applicant) to make a contribution to an "exploratory committee" ("Committee")[3] created to raise funds for an individual ("Candidate") who, at that time, indicated that he was considering running for the office of mayor ("Office"). Communications from the Committee, as well the Committee's website and other published material, referred to the "exploratory" nature of the Committee, suggesting that the potential candidate was merely "testing the waters" prior to committing to run for Office. Notwithstanding its title, and unbeknownst to the Contributor, the Committee had been required under local law to register as a campaign committee with the local election commission.

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1 The Plan was the Los Angeles City Employees' Retirement System.

2 The Contributor was Jean Marc Chapus.

4. Prior to the Compliance Date, Applicant had adopted new policies that required political contributions to be pre-cleared by its compliance department. However, in June 2011 – over two years prior to this application – the Contributor responded to a direct appeal and agreed to make a single contribution to the Committee, which was in the form of a credit card payment of $1,000 ("Contribution").[4] Although the Contributor was aware of Applicant's pre-clearance policy, it did not occur to him that the new policy applied to contributions of this nature (*i.e.*, to what was believed to be an exploratory committee).

5. Applicant first became aware of the Contribution in July 2011, approximately one month following the date on which the Contribution was made, when the Contribution was disclosed by the Contributor during a quarterly compliance survey. Upon learning of the Contribution, Applicant's chief compliance officer, with the cooperation of the Contributor, promptly contacted the Committee and arranged to have the Contribution returned. At the same time, Applicant's chief compliance officer sought advice from outside legal counsel regarding the effect of the Contribution under the new Rule on its ability to receive advisory compensation attributable to existing investments in Fund IV and Fund V by the Plan. Applicant also determined to request an exemption from the Rule and, based on Commission guidance in the adopting release for the Rule,[5] created an escrow account to custody

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3 The Committee was "Austin Beutner for Los Angeles Mayor 2013."

4 The Contributor received an e-mail on June 10, 2011 confirming that the Contribution was received and recorded. Applicant regards June 10, 2011 as the date on which the Contribution was made.

5 *See Political Contributions by Certain Investment Advisers*, 75 Fed. Reg. 41018 (July 14, 2010) ("Adopting Release").

the advisory fees attributable to the Plan pending the outcome of the request. The fees earned during the Time Out Period remain in escrow. Applicant further represents that the Contributor did not solicit any investments from the Plan during the Time Out Period.

Applicant's Legal Analysis:

A. Background.

1. Section 206 of the Advisers Act is a general antifraud provision applicable to investment advisers. Section 206(4) of the Advisers Act prohibits investment advisers from "engag[ing] in any act, practice, or course of business which is fraudulent, deceptive, or manipulative" and provides that the Commission shall "by rules and regulations define, and prescribe means reasonably designed to prevent, such acts, practices, and courses of business as are fraudulent, deceptive, or manipulative." The Rule was adopted under Section 206 of the Advisers Act as a means to protect state and local public pension plans and other government entities from advisers who might use political contributions as a means to improperly influence the decisions of government officials relating to the award, retention or negotiation of an advisory contract.

2. Rule 206(4)-5(a)(1) makes it unlawful for an investment adviser to provide investment advisory services for compensation to a "government entity" within two years after a "contribution" to an "official" of the government entity is made by the investment adviser or any "covered associate" of the investment adviser ("Time Out Period"). However, an adviser may provide investment advisory

services to a government entity during the Time Out Period without violating the Rule, so long as it is not compensated for providing the services. The Rule applies to investment advisers, such as Applicant, that indirectly provide investment advisory services to government entities through private equity funds and other pooled investment vehicles ("covered investment pools"), such as the Funds.[6]

3. When the Commission adopted the Rule, it recognized that some inadvertent violations might result in harsh economic consequences disproportionate to the violation, and that in such cases, the adviser would be forced to forgo advisory revenues during the Time Out Period in order avoid violating the Rule. For this reason, the Rule provides a means for advisers to seek exemptions from the Commission when a Time Out Period is unnecessary to achieve the intended purposes of the Rule.

4. Rule 206(4)-5(e) enumerates factors the Commission will consider in determining whether or not to grant such an exemptive request. These factors include: (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act; (ii) whether the adviser (a) before the contribution resulting in the Time Out Period was made, had adopted and implemented policies and procedures reasonably designed to prevent violations of

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6 Applicant submits that: (i) the Contributor is a "covered associate"; (ii) the Contribution is a "contribution"; and (iii) the Funds are "covered investment pools," each as defined in the Rule. Furthermore, even though the Candidate has subsequently withdrawn his candidacy for the Office, that Office is entitled to appoint individuals to the board of the Plan. Because these board members can influence the selection or retention of investment advisers to the Plan, the Candidate was an "official" of the Plan under the Rule.

the Rule; (b) before such contribution was made, had actual knowledge of the contribution; and (c) after learning of such contribution, had taken all available steps to recover the contribution and had taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (*e.g.*, federal, state or local); and (vi) the apparent intent or motive for the contribution. The Commission indicated that it "intend[ed] to apply these factors with sufficient flexibility to avoid consequences disproportionate to the violation, while effecting the policies underlying the [Rule]."[7]

5. Applicant respectfully requests that the Commission grant an Order under section 206A of the Advisers Act and rule 206(4)-5(e) thereunder, exempting it from the restrictions on the receipt of advisory compensation under Rule 206(4)-5(a)(1). For the reasons set forth below, Applicant is requesting that the Commission grant an exemption from rule 206(4)-5(a)(1) that will permit Applicant to receive investment advisory fees attributable to the Plan's investments in Fund IV and Fund V that accrued during the Time Out Period.

6. Applicant believes that the exemption is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act.

[7] *See* Adopting Release.

Applicant submits that the exemption is appropriate because: (i) the Contribution was not made with the intention of improperly influencing an investment decision of the Plan and, due to the committed nature of the Plan's investments, could not have influenced the Plan's investment decision; (ii) Applicant had adopted and implemented adequate policies and procedures prior to the Contribution; (iii) Applicant acted promptly to recover the Contribution; and, (iv) application of the Rule's limitation on advisory compensation would result in consequences to Applicant that are disproportionate in light of the facts.

B. <u>The Contribution was not made with the intention of improperly influencing an investment decision of the Plan.</u>

1. Applicant submits that the Contribution was made for the sole purpose of participating in the local election process and was not intended to improperly influence any decision by the Plan. Applicant notes that the Contributor: (i) resides in the community in which the Candidate was running for office and was entitled to vote for the Candidate; (ii) had a history of making political contributions to candidates for elected office prior to the adoption of the Rule; (iii) made no attempt to hide or disguise the Contribution; and (iv) did not attempt to solicit others to make contributions to the Candidate. Applicant further notes that, at the time of the Contribution, the Contributor disclosed his affiliation with Applicant on the campaign contribution forms required by the local election commission and that the Contribution is a matter of public record.[8] In addition, the Contributor self-disclosed the Contribution to Applicant's chief compliance officer as part of Applicant's

[8] All information about the Contribution is available on the local election commission's website and transparent to the public and officials of the Plan.

quarterly employee compliance survey and then fully cooperated in seeking its recovery.

2. Importantly, Applicant notes that the circumstances indicate that the Contribution was not intended to influence, and could not have influenced, the award, retention or negotiation of an investment advisory contract with the Plan. Applicant had an existing, ongoing relationship with the Plan at the time of the Contribution. Moreover, Fund IV and Fund V already were closed to new investors. Existing investors, including the Plan, have no withdrawal rights until ten years following the closing (2016 with respect to Fund IV and 2018 with respect to Fund V), except in extraordinary circumstances that are beyond the control of either Applicant or the investors. Thus, while Applicant continues to provide certain relationship services to all investors in Fund IV and Fund V, including the Plan, it did not engage in any new sales efforts with respect to Fund IV and Fund V during the Time Out Period. Further, during the Time Out Period, neither Applicant nor Contributor engaged in any efforts designed to retain or increase investments in Fund IV and Fund V, to renegotiate its fees for providing services to either Fund, or to solicit any other investments from the Plan.

3. The Candidate was not an incumbent and the date of the election at the time of the Contribution was almost 21 months away. While the Candidate has withdrawn his candidacy, even if elected, his ability to appoint members to the board of the Plan or any Related Plan, or otherwise influence their

decisions, would only have overlapped for three or four months of the 24-month Time Out Period under the Rule – which now has expired.

C. Applicant had adopted and implemented adequate policies and procedures prior to the Contribution and acted promptly to recover the Contribution and to further strengthen its policies and procedures.

1. Prior to the Contribution, Applicant had adopted and implemented adequate policies and procedures reasonably designed to prevent violations of the Rule. These policies and procedures were reviewed by experienced outside legal counsel prior to the Rule's compliance date in March 2011, and were consistent with what Applicant believed were best practices. These compliance controls required, among other things: (i) the periodic training of firm personnel with respect to the restrictions imposed by the Rule; (ii) pre-approval of political contributions to state and local officials and candidates; and (iii) the submission of quarterly compliance surveys designed to identify any political contributions previously not reported.[9]

2. As noted above, as a result of Applicant's compliance controls, the Contributor disclosed the Contribution to Applicant's compliance department during a quarterly compliance survey, approximately one month after it was made. Prior to this time, Applicant was not aware of the Contribution. Applicant, with the cooperation of the Contributor, then contacted the Committee and arranged to have the Contribution returned.

9 Compare, Office of Compliance Inspections and Examinations, SEC, "Pay-to-Play" Prohibitions for Brokers, Dealers and Municipal Securities Dealers under MSRB Rules, National Examination Risk Alert, Volume II, Issue 4 (Aug. 31, 2012) (Discussing practices used by firms to comply with MSRB Rule G-37, which served as template for the Rule).

3. The Contribution occurred only three months after the Rule's compliance date on March 14, 2011. Although Applicant provided compliance training to employees, including the Contributor, that addressed the Rule and Applicant's own policies and procedures, the Contributor did not consider whether the Rule and Applicant's preapproval requirement also would have applied to political contributions made to exploratory committees.

4. Applicant further notes that, since the Contribution, Applicant has enhanced its training program by stressing the importance of its policies and procedures, including the preapproval requirement and the consequences for failing to comply with the Rule. Among other things, Applicant has highlighted in its training that contributions to "exploratory" and other political committees are subject to its preapproval requirement.

D. Application of the Rule's limitation on advisory compensation would result in disproportionate consequences to Applicant.

1. Applicant acknowledges that the Rule has a prophylactic purpose. In this instance, however, Applicant believes that imposing a limitation on the receipt of advisory compensation associated with the Plan's investment in the Funds would result in a disproportionate consequence that is not necessary to achieve the intended purposes of the Rule. Per the contractual agreement, the Plan's investments in Fund IV and Fund V are committed for a fixed period of time due to the illiquid nature of the underlying assets. The contractual agreements between the Plan and Fund IV and Fund V, which were entered into well before the Rule was proposed by the Commission, do not have any provisions that would permit

Applicant, or Fund IV and Fund V, to cause the Plan to withdraw as an investor, or for Applicant or Fund IV and Fund V to replace the Plan by seeking any new investors. Thus, the Rule's limitation on receipt of advisory compensation would require Applicant to suffer a significant economic hardship in terms of lost fees attributable to the Plan during the Time Out Period with no benefit to the public interest or the protection of investors.

2. Applicant further believes that the significant economic consequences it would suffer due to the limits on receipt of compensation under the Rule are disproportionate in light of the unique facts in this instance. Applicant particularly notes that the Contribution was made shortly after the Rule's Compliance Date and that it had policies and procedures in place at the time of the Contribution, which were reasonably designed to prevent violations of the Rule. These policies and procedures ultimately resulted in Applicant's discovery of the Contribution and its return to the Contributor. Applicant also maintains that the Contribution, which was not submitted to Applicant's compliance department for pre-clearance: (i) was an isolated and inadvertent instance; (ii) was not motivated by any intention to improperly influence a decision by the Plan; (iii) could not have been so motivated because of the nature of the Plan's committed investments; and (iv) was not made in willful disregard for the requirements of the Rule or Applicant's own policies and procedures.

By the Commission.

Kevin M. O'Neill

Deputy Secretary